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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $2,387,354,550	Amount of filing fee** $255,446.94
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $75.00 per share, net to the seller in cash. As of December 31, 2005 there were 71,436,455 shares of common stock outstanding, of which 39,605,061 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 31,831,394 shares.
**the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☒           going-private transaction subject to Rule 13e-3.
☒           amendment to Schedule 13D under Rule 13d-2.

SEC2559(6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Items 1 Summary Term Sheet.
Items 2 Subject Company Information.
Items 3 Identity and Background of Filing Person.
Items 4 Terms of the Transaction.
Items 5 Past Contacts, Transactions, Negotiations and Agreements.
Items 6 Purposes of the Transaction and Plans or Proposals.
Items 7 Source and Amount of Funds or Other Consideration.
Items 8 Interest in Securities of the Subject Company.
Items 9 Persons/Assets, Retained, Employed, Compensated or Used.
Items 10 Financial Statements.
Items 11 Additional Information.
Items 12 Exhibits.
Items 13 Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.I: OFFER TO PURCHASE
EX-99.A.1.II: LETTER OF TRANSMITTAL
EX-99.A.1.III: NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.IV: LETTER FROM THE DEALER MANAGER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
EX-99.A.1.V: LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
EX-99.A.1.VI: GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
EX-99.A.1.VII: SUMMARY ADVERTISEMENT
EX-99.C: REPORT OF JPMORGAN AND BNP PARIBAS TO THE LAFARGE S.A. BOARD OF DIRECTORS

      This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $75.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i) and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.
Items 1     Summary Term Sheet.
      Reference is made to the information set forth in the Offer the Purchase under the headings, “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” which is incorporated herein by reference.
Items 2     Subject Company Information.
      (a) Reference is made to the information set forth in the Offer to Purchase under the headings, “THE OFFER — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.
      (b) Reference is made to the information set forth in the Offer to Purchase under the headings, “INTRODUCTION,” which is incorporated herein by reference.
      (c) Reference is made to the information set forth in the Offer to Purchase under the headings, “THE OFFER — Section 6. Price Range of Shares; Dividends,” which is incorporated herein by reference.
Items 3     Identity and Background of Filing Person.
      (a) Reference is made to the information set forth in the Offer to Purchase under the headings, “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION,” “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent” and “SCHEDULE A — Information Concerning Directors and Executive Officers of Parent and Purchaser,” which is incorporated herein by reference.
      (b) Reference is made to the information set forth in the Offer to Purchase under the headings, “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent” and “SCHEDULE A — Information Concerning Directors and Executive Officers of Parent and Purchaser,” which is incorporated herein by reference.
      (c) Reference is made to the information set forth in the Offer to Purchase under the headings, “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent” and “SCHEDULE A — Information Concerning Directors and Executive Officers of Parent and Purchaser,” which is incorporated herein by reference.
Items 4     Terms of the Transaction.
      (a) Reference is made to the information set forth in the Offer to Purchase under the headings, “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “THE OFFER — Section 1. Terms of the Offer,” “THE OFFER — Section 2. Acceptance for Payment

and Payment for Common Shares,” “THE OFFER — Section 3. Procedure for Accepting the Offer and Tendering Common Shares,” “THE OFFER — Section 4. Withdrawal Rights,” and “THE OFFER — Section 5. Certain United States Federal Income Tax Consequences of the Offer,” which is incorporated herein by reference.
Items 5     Past Contacts, Transactions, Negotiations and Agreements.
      (a) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 1. Background,” and “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” and “SPECIAL FACTORS — Section 10. Related Party Transactions; Certain Transactions Between Parent and the Company,” which is incorporated herein by reference.
      (b) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 1. Background” and “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” which is incorporated herein by reference.
Items 6     Purposes of the Transaction and Plans or Proposals.
      (a) and (c)(1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings, “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” “SPECIAL FACTORS — Section 7. Conduct of the Company’s Business if the Offer is not Completed,” and “THE OFFER — Section 12. Effect of the Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.
Items 7     Source and Amount of Funds or Other Consideration.
      (a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings, “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “INTRODUCTION,” and “THE OFFER — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Items 8     Interest in Securities of the Subject Company.
      (a) Reference is made to the information set forth in the Offer to Purchase under the headings, “INTRODUCTION,” “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” and “SCHEDULE B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
      (b) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares” and “SCHEDULE B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.
Items 9     Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) Reference is made to the information set forth in the Offer to Purchase under the heading, “THE OFFER — Section 14. Fees and Expenses,” which is incorporated herein by reference.

Items 10     Financial Statements.
      (a) and (c) Reference is made to the information set forth in the Offer to Purchase under the heading, “THE OFFER — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference. The financial statements included as Item 8 in the Company’s Annual Report on Form 10-K for the annual period ending December 31, 2004 as well as the financial statements and other financial information included as Item 1 on Form 10-Q for the nine months ended September 30, 2005, are hereby incorporated by reference. The financial statements of the Parent and Purchaser are not material to the Offer.
      (b) The pro forma financial statements of the Company, Parent and Purchaser are not material to the Offer.
Items 11     Additional Information.
      (a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 1. Background,” and “THE OFFER — Section 10. Related Party Transactions; Certain Transactions Between Parent and the Company,” which is incorporated herein by reference.
      (a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings, “THE OFFER — Section 12. Effect of the Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration; Margin Regulations,” and “THE OFFER — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
      (a)(5) Reference is made to the information set forth in the Offer to Purchase under the headings, “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” and “THE OFFER — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
      (a)(6) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 4. Summary Report of JPMorgan and BNP Paribas to the Parent Board of Directors,” “SPECIAL FACTORS — Section 5. Certain Projected Company Financial Information,” and “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” which is incorporated herein by reference.
      (b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.
Items 12     Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 21, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement as published in the The Wall Street Journal on February 21, 2006.
(a)(1)(viii)*	Letter, dated February 5, 2006, from Bruno Lafont to the Board of Directors of Lafarge North America Inc.
(a)(1)(ix)*	Press Release issued by Lafarge S.A. on February 6, 2006 Announcing Intent to Commence Tender Offer.
(a)(1)(x)*	Letter, dated February 6, 2006, from Bruno Lafont to employees of Lafarge North America Inc.

(a)(1)(xi)*	Web communication to Lafarge Group employees.
(a)(1)(xii)*	Slide presentation for Lafarge S.A. analyst call on February 6, 2006.
(a)(1)(xiii)*	* Transcript of analyst call on February 6, 2006.
(b)(i)***	$2,800,000,000 Credit Facility, dated February 5, 2006, with BNP Paribas and J.P.Morgan plc.
(b)(ii)***	€1,850,000,000 Credit Facility, dated October 29, 2004 and amended July 28, 2005, with the Royal Bank of Scotland plc, Société Générale, HSBC CCF, Citibank International plc, London branch and Calyon.
(d)(i)‡	Lafarge (U.S.) Holdings Agreement and Articles of Trust and the First Amendment to the Lafarge (U.S.) Holdings Agreement and Articles of Trust dated as of May 23, 2003.
(d)(ii)‡	Paris-Zurich Holdings Agreement and Articles of Trust and the First Amendment to the Paris-Zurich Holdings Agreement and Articles of Trust dated as of May 23, 2003.
(d)(iii)‡‡	Control Option Agreement, dated as of November 1, 2003.
(g)	N/A
(h)	N/A

Material previously filed with the SEC is available for inspection in the manner set forth in the Offer to Purchase under the heading “THE OFFER — Section 7. Certain Information Concerning the Company.”

*	Previously filed with the SEC by Parent as an exhibit to Schedule TO-C on February 6, 2006.

**	Previously filed with the SEC by Parent as an exhibit to Schedule TO-C on February 8, 2006.

***	Previously filed with the SEC as an exhibit by Parent to Schedule 13-D on February 6, 2006.

‡	Previously filed with the SEC as an exhibit by Parent to its Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

‡‡	Previously filed with the SEC by the Company as an exhibit to Form 10-K on March 15, 2005.
Items 13     Information Required by Schedule 13E-3.
      Item 2. Subject Company Information.
      (d) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER — Section 6. Price Range of Shares; Dividends,” and “THE OFFER — Section 10. Dividends and Distributions,” which is incorporated herein by reference.
      (e) Reference is made to the information set forth in the Offer to Purchase under the headings “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” which is incorporated herein by reference.
      (f) Reference is made to the information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” which is incorporated herein by reference.
      Item 4. Terms of Transaction.
      (c) None
      (d) Reference is made to the information set forth in the Offer to Purchase under the heading, “SPECIAL FACTORS — Section 8. Dissenters’ Appraisal Rights; Rule 13e-3.”
      (e) None
      (f) N/A
      Item 5. Past Contacts, Transactions, Negotiations and Agreements.
      (c) Reference is made to the information set forth in the Offer to Purchase under the headings, “INTRODUCTION” and “SPECIAL FACTORS — Section 1. Background,” which is incorporated herein.

      (e) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” “SPECIAL FACTORS — Section 10. Related Party Transactions; Certain Transactions Between Parent and the Company,” “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” which is incorporated herein by reference.
      Item 6. Purposes of the Transaction and Plans or Proposals.
      (b) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” which is incorporated herein by reference.
      (c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” “THE OFFER — Section 12. Effect of the Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.
      Item 7. Purposes, Alternatives, Reasons and Effects.
      (a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings, “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” which is incorporated herein by reference.
      (d) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 6. Effects of the Offer and the Merger,” “SPECIAL FACTORS — Section 7. Conduct of the Company’s Business if the Offer is not Completed,” “SPECIAL FACTORS — Section 8. Dissenters’ Appraisal Rights; Rule 13e-3,” “THE OFFER — Section 5. Certain United States Federal Income Tax Consequences of the Offer,” “THE OFFER — Section 13. Effect of the Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.
      Item 8. Fairness of the Transaction.
      (a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings, “SUMMARY TERM SHEET,” “Questions and Answers About the Tender Offer,” “INTRODUCTION,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Section 4. Summary Report of JPMorgan and BNP Paribas to the Parent Board of Directors,” “SPECIAL FACTORS — Section 5. Certain Projected Company Financial Information” and “THE OFFER — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.
      Item 9. Reports, Opinion, Appraisals and Negotiations.
      (a) through (c) Reference is made to the information set forth in the Offer to Purchase under the heading, “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas’ Presentation to Parent’s Board of Directors,” which is incorporated herein by reference.
      Item 10. Source and Amount of Fund or Other Consideration.
      (c) Reference is made to the information set forth in the Offer to Purchase under the heading, “THE OFFER — Section 14. Fees and Expenses,” which is incorporated herein by reference.

      Item 12. The Solicitation or Recommendation.
      (d) Reference is made to the information set forth in the Offer to Purchase under the headings, “SPECIAL FACTORS — Section 9. Transactions and Arrangements Concerning the Common Shares and Exchangeable Preference Shares,” and “THE OFFER — Section 8. Certain Information Concerning Purchaser and Parent,” which is incorporated herein by reference.
      (e) Reference is made to the information set forth in the Offer to Purchase under the heading, “THE OFFER — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.
      Item 14. Persons/ Assets Retained, Employed, Compensated or Used.
      (b) None
      Item 16. Exhibits.
      (c) Report of JPMorgan and BNP Paribas to the Lafarge S.A. Board of Directors, dated February 5, 2006 filed herewith as Exhibit (c).
      (f) N/A

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By:	/s/ Bruno Lafont

Bruno Lafont
Chief Executive Officer

EFALAR INC.

By:	/s/ Jean-Jacques Gauthier

Jean-Jacques Gauthier
Chief Executive Officer
Dated: February 21, 2006

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated February 21, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement as published in the The Wall Street Journal on February 21, 2006.
(a)(1)(viii)*	Letter, dated February 5, 2006, from Bruno Lafont to the Board of Directors of Lafarge North America Inc.
(a)(1)(ix)*	Press Release issued by Lafarge S.A. on February 6, 2006 Announcing Intent to Commence Tender Offer.
(a)(1)(x)*	Letter, dated February 6, 2006, from Bruno Lafont to employees of Lafarge North America Inc.
(a)(1)(xi)*	Web communication to Lafarge Group employees.
(a)(1)(xii)*	Slide presentation for Lafarge S.A. analyst call on February 6, 2006.
(a)(1)(xiii)**	Transcript of analyst call on February 6, 2006.
(b)(i)***	$2,800,000,000 Credit Facility, dated February 5, 2006, with BNP Paribas and J.P. Morgan plc.
(b)(ii)***	€1,850,000,000 Credit Facility, dated October 29, 2004 and amended July 28, 2005, with the Royal Bank of Scotland plc, Société Générale, HSBC CCF, Citibank International plc, London branch and Calyon.
(c)	Report of JPMorgan and BNP Paribas to the Lafarge S.A. Board of Directors, dated February 5, 2006.
(d)(i)‡	Lafarge (U.S.) Holdings Agreement and Articles of Trust and the First Amendment to the Lafarge (U.S.) Holdings Agreement and Articles of Trust dated as of May 23, 2003.
(d)(ii)‡	Paris-Zurich Holdings Agreement and Articles of Trust and the First Amendment to the Paris-Zurich Holdings Agreement and Articles of Trust dated as of May 23, 2003.
(d)(iii)‡‡	Control Option Agreement, dated as of November 1, 2003.
(e)	None.
(g)	None.
(h)	None.

Material previously filed with the SEC is available for inspection in the manner set forth in the Offer to Purchase under the heading “THE OFFER — Section 7. Certain Information Concerning the Company.”

*	Previously filed with the SEC by Parent as an exhibit to Schedule TO-C on February 6, 2006.

**	Previously filed with the SEC by Parent as an exhibit to Schedule TO-C on February 8, 2006.

***	Previously filed with the SEC as an exhibit by Parent to Schedule 13-D on February 6, 2006.

‡	Previously filed with the SEC as an exhibit by Parent to its Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

‡‡	Previously filed with the SEC by the Company as an exhibit to Form 10-K on March 15, 2005.